                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            StreamLogic Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock. $1.00 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  863238 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Norman Fong
                            185 Constitution Drive, Suite A
                                Menlo Park, CA 94025
                                Tel:  (415) 463-3500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 December 5, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

                              Page 1 of  7  Pages
                                  ---   ---


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CUSIP No.863238 10 1                  13D                 Page  2  of  7  Pages
         -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.                Norman Fong
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                     identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  _________________
     of a Group (see Instructions)             (b)  _________________
                                                       Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings
     is Required Pursuant to                    Not Applicable
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization       United States

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting         2,506,123
                                    Power
                              --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               None
                             --------------------------------------------------
                             (10) Shared Dispositive    2,506,123
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        2,506,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                      Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        13.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                                        IN
-------------------------------------------------------------------------------


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                                                          Page  3  of  7  Pages
                                                               ---    ---
CUSIP No.863238 10 1                  13D
         -----------
-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.                FWB Software, Inc.
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                     identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  _________________
     of a Group (See Instructions)             (b)  _________________
                                                       Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings
     is Required Pursuant to                    Not Applicable
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization       California

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting         2,506,123
                                    Power
                              --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               None
                             --------------------------------------------------
                             (10) Shared Dispositive    2,506,123
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        2,506,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                      Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        13.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                                        CO
-------------------------------------------------------------------------------

                                                          Page  4  of  7  Pages
                                                               ---    ---
CUSIP No.863238 10 1                  13D
         -----------
-------------------------------------------------------------------------------
 (1) Name of Reporting Persons.                FWB Software, LLC
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                     identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  _________________
     of a Group (See Instructions)             (b)  _________________
                                                       Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings
     is Required Pursuant to                    Not Applicable
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization       California

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting         2,506,123
                                    Power
                              --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               None
                             --------------------------------------------------
                             (10) Shared Dispositive    2,506,123
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        2,506,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                      Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                        13.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                                        OO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

            The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.  IDENTITY AND BACKGROUND.

             The undersigned are filing this Amendment No. 1 to Schedule 13D to report that the undersigned have sold 15,000 shares of the issuer on December 5, 1996, 105,000 shares on December 6, 1996, and 10,000 shares on December 9, 1996.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No change from Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION.

              The Reporting Persons hold the Shares for investment. The Reporting Persons presently intend to continue to dispose of some or all of the Shares, and presently do not intend to acquire any further shares.

               The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 2,506,123 shares of Common Stock, representing approximately 13.7% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.

               (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

               (c)  None.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               None

                                      5
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.


                                       December 9, 1996
                                       Norman Fong
                                             Norman Fong
                                       ----------------------------------------
                                       Norman Fong


                                       FWB SOFTWARE, INC.

                                       By:   Norman Fong
                                             ---------------------------------
                                       Its:  President
                                             ---------------------------------


                                       FWB SOFTWARE, LLC

                                       By: FWB Software, Inc., its manager

                                           By:   Norman Fong
                                                 ---------------------------
                                           Its:  President
                                                 ---------------------------

                                 JOINT FILING AGREEMENT

              The undersigned hereby agree that the attached statement on
Schedule 13D is filed on behalf of each of them.


                                      December 9, 1996

                                        Norman Fong
                                      ----------------------------------------
                                      Norman Fong



                                      FWB SOFTWARE, INC.

                                      By:   Norman Fong
                                            ---------------------------------
                                      Its:  President
                                            ---------------------------------


                                      FWB SOFTWARE, LLC

                                      By: FWB Software, Inc., its manager

                                      By:   Norman Fong
                                            ---------------------------------
                                      Its:  President
                                            --------------------------------


                                      7